Morgan

RECEIVED

2007 MAY 11

The Morgan Crucible Company plc

4th May 2007

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

07023459

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

Enclosure

5/14

Regulatory Announcement

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RECEIVED

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:30 08-May-07
Number	2297W

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):**
   The Morgan Crucible Company plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (Y)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (N)

   An event changing the breakdown of voting rights: (N)

   Other (please specify) : (N) Disclosure for transparency purposes

3. **Full name of person(s) subject to the notification obligation (iii):**
   Standard Life Investments Ltd

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Vidacos Nominees

5. **Date of the transaction (and date on which the threshold is crossed or reached if different) (v):**
   2 May 2007

6. **Date on which issuer notified:**
   4 May 2007

7. **Threshold(s) that is/are crossed or reached:**
   13%

8. **Notified details:**
   Standard Life Investments Ltd acquired 1,043,500 shares

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)

	Number of shares	Number of voting Rights (viii)
GB0006027295	36,175,337	36,175,337

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirec
	24,773,418	24,773,418	12,445,419	8.678%	4.359%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
37,218,837	13.037%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:

14. Contact name:

Mr Paul Andrew Boulton
Company Secretary

15. Contact telephone number:
01753 837000

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:36 04-May-07
Number	1445W

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Morgan Crucible Company plc

2. Reason for the notification (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (Y)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (N)

An event changing the breakdown of voting rights: (N)

Other (please specify) : (N) Disclosure for transparency purposes

3. Full name of person(s) subject to the notification obligation (iii):
AEGON UK Group of Companies

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
3rd May 2007

6. Date on which issuer notified:
4th May 2007

7. Threshold(s) that is/are crossed or reached:
4%-5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)

	Number of shares	Number of voting Rights (viii)
GB0006027295	14,247,718	14,247,718

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct	Indirect	Direct	Indirect
	14,607,718	14,607,718	0	5.12%	0.00%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,607,718	5.12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

AEGON UK Group of Companies – parent undertaking of:
AEGON Asset Management UK plc
AEGON Investment Management UK Ltd
AEGON ICVC

Proxy Voting:

10. Name of the proxy holder:

AEGON UK Group of Companies

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A................

13. Additional information:

AEGON UK Group of Companies consists of:
AEGON Asset Management UK plc
AEGON Investment Management UK Ltd
AEGON ICVC

14. Contact name:

Mr Paul Andrew Boulton
Company Secretary

15. Contact telephone number:
01753 837000

END

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END